UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM N-8B-2

FILE NO. 811-22966

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940

MORGAN STANLEY PORTFOLIOS, SERIES 15

(and Subsequent Series); and any other future

trusts for which Morgan Stanley Smith Barney LLC acts as Depositor

Not the Issuer of Periodic Payment Plan Certificates

Amending items 1 and 7

I.   ORGANIZATION AND GENERAL INFORMATION

1.   (a) Furnish the name of the trust and the Internal Revenue Service Employer Identification Number.

Morgan Stanley Portfolios, Series 15 (and Subsequent Series)

The Trust has no Internal Revenue Service Employer Identification Number.

7.   Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.  If the name has never been changed, so state.

Former Name	Approximate Date of Change
Morgan Stanley Global Investment Solutions	July 14, 2017

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Morgan Stanley Smith Barney LLC, the depositor of the registrant, has caused this Registration Statement to be duly signed on behalf of the registrant in the City of Purchase, and State of New York on the 14th day of July, 2017.

MORGAN STANLEY PORTFOLIOS, SERIES 15 (AND SUBSEQUENT SERIES); AND ANY OTHER FUTURE TRUSTS FOR WHICH MORGAN STANLEY SMITH BARNEY LLC ACTS AS DEPOSITOR

By:	MORGAN STANLEY SMITH BARNEY LLC
Depositor

By:	/s/ MICHAEL B. WEINER
MICHAEL B. WEINER

Title:	EXECUTIVE DIRECTOR